EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SPS Commerce, Inc.:

We consent to the use of our report dated February 22, 2019, with respect to the consolidated balance sheets of SPS Commerce, Inc. and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for the each of the years in the three-year period ended December 31, 2018, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference.

Our report refers to a change in the method of accounting for revenue on January 1, 2018 due to the full retrospective adoption of FASB Accounting Standards Update No. 2014-09 (Topic 606), Revenue from Contracts with Customers.

Our report dated February 22, 2019 on internal control over financial reporting as of December 31, 2018, contains an explanatory paragraph that states management excluded from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2018, EDIAdmin and CovalentWorks internal control over financial reporting associated with approximately two and six percent of total assets, respectively, and each represents less than one percent of total revenues in the consolidated financial statements of SPS Commerce, Inc. as of and for the year ended December 31, 2018. Our audit of internal control over financial reporting of SPS Commerce, Inc. also excluded an evaluation of the internal control over financial reporting of EDIAdmin and CovalentWorks.

/s/ KPMG LLP
Minneapolis, Minnesota
February 22, 2019